Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

July 15, 2024

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on Amendment No. 5 to Registration Statement on Form F-1 Filed on June 4, 2024 File No. 333-275240

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 17, 2024 on the Company’s Registration Statement filed on June 4, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Amendment No. 5 to Registration Statement on Form F-1, Filed June 4, 2024

Capitalization, page 36

1.	The column heading shows the capitalization table is presented in US dollars. However, the “Actual” balances appear to be in Singapore $ as of December 31, 2023. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Registration Statement.

2.	We note the “As adjusted” column in your capitalization table. Please explain how you computed “As adjusted” additional paid-in capital balance of $10,096,000 considering $7 million offering proceeds after deducting expenses on page 35. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Registration Statement.

Liquidity and Capital Resources, page 50

3.	We note gross accounts receivables increased approximately S$8.3 million or 49% but the allowance for doubtful accounts decreased S$0.6 million or 14% for the year ended December 31, 2023. We also note the aging of accounts receivables specifically over 120 days increased S$2.5 million or 54%. Given the significance of accounts receivables over 120 days, please consider expanding your schedule (such as past due 180, 360 and over 360 days, as applicable). Also in your working capital discussion, please discuss the underlying reasons for the increase in the days accounts receivables remain outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement.

Principal and Selling Shareholders, page 112

4.	Please include an address for each person listed. We note that you previously included an address at 16 Gul Drive, but this section is now blank.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via email at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise Liu
Louise Liu
Partner

cc:

Jison Lim, Director and Chairman, Ten-League International Holdings Limited Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited Henry F. Schlueter, Esq., Schlueter & Associates, P.C.